[redacted]

13010946

BB 2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Client Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ohlin 502-451-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

301 East Main Street	New Albany	IN	47150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/12/13

OATH OR AFFIRMATION

I, Paul Ohlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Client Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Chief Financial Officer

Title

Notary Public

MARY HECKEL
Notary Public - State at Large
KENTUCKY - Notary ID # 446983
My Commission Expires August 3, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CLIENT SERVICES, LLC

SIPC Assessment Reconciliation

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Accountants' Report to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
PRIVATE CLIENT SERVICES, LLC
Louisville, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Private Client Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Private Client Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Private Client Services, LLC's management is responsible for Private Client Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers noting no differences;

4. Reviewed the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 21, 2013

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2012

RODEFER MOSS & CO, PLLC

PRIVATE CLIENT SERVICES, LLC

Financial Statements and Supplementary Information

December 31, 2012

PRIVATE CLIENT SERVICES, LLC
Financial Statements and Supplementary Information
Year Ended December 31, 2012

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report

To the Board of Directors
Private Client Services, LLC
Louisville, Kentucky

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2012, and the related statement of income, changes in member equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 21, 2013

PRIVATE CLIENT SERVICES, LLC
Statement of Financial Condition
December 31, 2012

ASSETS	
Current Assets	
Cash and cash equivalents	$ 192,859
Cash deposit with clearing organization	100,000
Accounts receivable	2,784
Commissions receivable	267,271
Prepaid expenses and other current assets	17,539
Total current assets	580,453
Property and Equipment	
Equipment	43,420
Less accumulated depreciation	(23,771)
Property and equipment, net	19,649
Other noncurrent assets	
Goodwill, net of impairment	35,574
Total noncurrent assets	35,574
Total assets	$ 635,676
LIABILITIES AND MEMBER EQUITY	
Current Liabilities	
Commissions payable	$ 351,852
Accounts payable	4,882
Accrued payroll liabilities	32,936
Deferred revenue & rep expenses collected	46,036
Total liabilities	435,706
Member Equity	199,970
Total member equity	199,970
Total liabilities and member equity	$ 635,676

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Changes in Member Equity
Year Ended December 31, 2012

Balance at December 31, 2011	$ 191,346
Contribution of capital	130,000
Net loss	(121,376)
Balance at December 31, 2012	$ 199,970

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Income
Year Ended December 31, 2012

Revenues	
Commissions and fees	$ 8,173,869
Other revenues	38,738
Total revenues	8,212,607
Expenses	
Commissions expense	6,886,323
Salaries and wages	828,073
Employee benefits	78,811
Brokerage service expenses	68,133
Rent	66,110
Travel and entertainment	66,020
Contracted services	60,757
Computer expenses and technology	45,849
Licenses and fees	44,647
Professional fees	29,415
Postage	21,343
Insurance	18,314
Advertising	15,231
Utilities	14,315
Dues and fees	12,111
Miscellaneous expenses	11,893
Taxes	9,266
Printing	6,233
Depreciation	4,847
Bank fees	4,622
Education and training	4,380
Office expenses	1,582
Repairs and maintenance	1,554
Charitable contributions	828
Total expenses	8,300,657
Other income and expense	
Interest income	918
Goodwill impairment	(8,894)
Total other income and expense	(7,976)
Loss before provision for income taxes	(96,026)
Provision for income tax expense (benefit)	25,350
Net Loss	$ (121,376)

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows From Operating Activities	
Cash received from commissions and fees	8,180,673
Cash paid for operating expenses	(8,165,445)
Other income received	918
Net cash flows from operating activities	16,146
Cash Flows From Investing Activities	
Purchase of equipment	(4,755)
Net cash flows from investing activities	(4,755)
Cash Flows from Financing Activities	
Contribution of capital	130,000
Net cash flows from financing activities	130,000
Net change in cash and cash equivalents	141,391
Cash and cash equivalents at the beginning of the year	51,468
Cash and cash equivalents at the end of the year	$ 192,859

See notes to financial statements.

PRIVATE CLIENT SERVICES, LLC
Statement of Cash Flows (Continued)
Year Ended December 31, 2012

Reconciliation of net income (loss) to net cash flows from operating activities

Net income (loss)	$ (121,376)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
Depreciation	4,847
Goodwill impairment	8,894
Decrease (increase) in assets:	
Commissions receivable	(48,699)
Accounts receivable	5,926
Other receivable	11,259
Prepaid expenses and other current assets	(3,067)
Deferred income taxes	25,350
Increase (decrease) in liabilities:	
Commissions payable	134,433
Accounts payable	988
Deferred revenue & rep expenses collected	(421)
Other accrued expenses	(1,988)
Net cash flows from operating activities	$ 16,146

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity - These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting - The Company uses the accrual basis of accounting.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation - Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $4,847 for the year ended December 31, 2012.

Income Tax Status - The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The federal and state income tax benefit of $25,350 incurred in prior years will be expensed in the current year. This deferred tax asset arose principally from timing differences between financial reporting and income tax reporting of the Company's assets and liabilities.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2012.

The Company's federal and various state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Commissions and Agent Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising - Advertising costs are expensed as incurred. Advertising expense was $15,231 at December 31, 2012.

Goodwill - Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill and assessed annually for impairment. If considered impaired, goodwill will be written down to fair value and a corresponding impairment loss will be recognized. The fair value impairment loss for the year ended December 31, 2012 was $8,894.

Subsequent Events - The Company has evaluated events and transactions through February 21, 2013, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 - RESTRICTED CASH

The Company maintains a $100,000 account balance with its clearing broker as a minimum balance requirement. As of December 31, 2012, the balance is classified accordingly in the accompanying statement of financial condition.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company was $29,060 at December 31, 2012. At December 31, 2012 the Company's net capital was $124,414 which was $95,354 in excess of its minimum net capital requirement.

NOTE 5 - RETIREMENT PLAN

The Company has a deferred compensation 401(k) plan covering substantially all employees meeting certain eligibility requirements. For the year ended December 31, 2012, the Company's contribution to the plan was $12,245.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company leases its office facilities from a related entity. Rent expense paid to the related entity by the Company during 2012 was $63,960.

NOTE 7 - STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2012, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on the Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Private Client Services, LLC
Louisville, Kentucky

We have audited the financial statements of Private Client Services, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 21, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Rodefer Moss + Co, PLLC

New Albany, Indiana
February 21, 2013

PRIVATE CLIENT SERVICES, LLC
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital	
Total member equity	$ 199,970
Receivable from non-customer	(2,784)
Property and equipment, net	(19,649)
Other assets	(53,113)
Haircut on other securities	(10)
Net capital	$ 124,414
Aggregate indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 351,852
Accounts payable	4,882
Deferred revenue & rep expenses collected	46,036
Other current liabilties	32,936
Other unrecorded amounts	201
Total aggreagate indebtedness	$ 435,907
Computation of basic net capital requirement	
Minimum net capital required	$ 29,060
Excess net capital	$ 95,354
Excess net capital at 1000%	$ 80,823
Ratio: Aggregate indebtedness to net capital	3.504 to 1
Reconciliation with company's computation (included in part II of form X-17A-5 as of December 31, 2012)	
Net capital, as reported in company's part II (Unaudited) FOCUS report	$ 124,414
Effect of audit adjustments on accounts included in the net capital calculation	-
Net capital per above	$ 124,414

See independent auditors' report on supplementary information.

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150

RM
RODEFER MOSS & CO, PLLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Private Client Services, LLC

In planning and performing our audit of the financial statements of Private Client Services, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 21, 2013